SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  May, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

MATERIAL FACT

VCP and Ahlstrom sign a joint venture agreement for the production of specialty papers in Jacareí

São Paulo, May 9, 2007 - Votorantim Celulose e Papel S.A. (NYSE: VCP/ Bovespa: VCPA4) signed a joint venture agreement with the Finnish company Ahlstrom Corporation (“Ahlstrom”) for the paper production in VCP’s facility located in Jacareí (SP). Ahlstrom will hold 60% interest of this new joint venture for the paper assets in Jacareí mill and will disburse approximately R$238 million for such interest.

The specialty papers produced in this mill will be primarily intended to the labeling applications and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership position. The paper assets of the joint venture has an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers.

In 2006, the paper assets of Jacareí mill had net revenues of approximately R$273 million, representing approximately 9% of VCP’s net revenues.

Additionally, Jacareí facility is an integrated eucalyptus pulp mill with a production capacity of approximately 1.1 million tons per year, which is not part of the joint venture agreement. This facility is considered one of the most competitive mills of such fiber in the world. The parties also signed a long-term agreement whereby VCP will supply eucalyptus pulp, utilities and other services to the joint venture operations at the Jacareí mill at competitive prices.

The parties hereto expect the joint venture to be concluded during the third quarter of 2007. During this time, Jacareí mill activities as well as each company’s activity in the market will follow its normal course. Under the terms of the agreement, Ahlstrom has an option to purchase the remaining share in the joint venture held by VCP after two years time.

The joint venture in the Jacareí paper mill is part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of its paper businesses.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 05/02/2007

	By:	/s/ Valdir Roque
	Name:	Valdir Roque
	Title:	Chief Financial Officer